Dated September 7, 2017

Filed Pursuant to Rule 433

Registration Statement No. 333-201196

Relating to Preliminary Prospectus Supplement

Dated September 7, 2017 to Prospectus Dated December 22, 2014

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

6.875% Series D Cumulative Redeemable Perpetual Preferred Shares

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Pennsylvania Real Estate Investment Trust

Title of Shares:	6.875% Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares”)

Number of Shares:	4,800,000 shares

Option to Purchase Additional Shares:	720,000 shares

Maturity:	Perpetual (unless redeemed by the Issuer on or after September 15, 2022 or redeemed by the Issuer pursuant to its special optional redemption right or converted by an investor in connection with certain changes of control)

Trade Date:	September 7, 2017

Settlement Date:	September 11, 2017 (T+2)

Dividend Rate:	6.875% per annum of the $25.00 per share liquidation preference (equivalent to approximately $1.71875 per annum per share)

Dividend Payment Dates:	Quarterly in arrears on or about the 15th day of March, June, September and December of each year (or, if the 15th day of any such month is not a business day, on the next business day), commencing December 15, 2017. Dividends will accrue and be cumulative from, and including, the date of original issuance, which is expected to be September 11, 2017. Because the first date on which dividends are payable after the date of original issuance will be December 15, 2017, the dividend payable on each Series D Preferred Share on that date will be greater than the full amount of a regular quarterly dividend per share. The dividend payable on December 15, 2017 will be paid to the persons who are the holders of record of the Series D Preferred Shares at the close of business on the corresponding record date, which will be December 1, 2017.

Optional Redemption:	Except in circumstances intended to preserve the Issuer’s qualification as a REIT or pursuant to its special optional redemption right discussed below, the Issuer’s Series D Preferred Shares are not redeemable prior to September 15, 2022. On and after September 15, 2022, the Issuer may, at its option, redeem its Series D Preferred Shares, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus, subject to exceptions, any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. Any partial redemption will be selected by lot or pro rata or by any other equitable method the Issuer may choose.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined under “Conversion Rights” below), the Issuer will have the option to redeem its Series D Preferred Shares, in whole, at any time, or in part, from time to time, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to exceptions, any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series D Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem some or all of the Series D Preferred Shares held by such holder as described above under “Optional Redemption” or “Special Optional Redemption,” in which case such holder will have the right only with respect to Series D Preferred Shares that are not called for redemption) to convert some or all of the Series D Preferred Shares held by such holder on the Change of Control Conversion Date into a number of the Issuer’s common shares per Series D Preferred Share equal to the lesser of:

•    the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per Series D Preferred Share plus the amount of any accrued and unpaid dividends thereon to the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series D Preferred Shares dividend payment and prior to the corresponding dividend payment date for the Series D Preferred Shares, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Share Price; and

• 4.9068 (referred to as the “Share Cap”), subject to adjustments for any splits, subdivisions or combinations of the Issuer’s common shares;

subject, in each case, to provisions for the receipt of alternative consideration under specified circumstances as described in the Issuer’s preliminary prospectus supplement dated September 7, 2017 under “Description of Our Series D Preferred Shares–Conversion Rights.”

As a result of the Share Cap, subject to the immediately succeeding sentence, the number of Issuer’s common shares (or corresponding alternative consideration, as applicable) issuable or deliverable, as applicable, upon conversion of Series D Preferred Shares in connection with a Change of Control will not exceed 23,552,640 common shares in total (or corresponding alternative consideration, as applicable), subject to proportionate increase to the extent the underwriters’ option to purchase additional Series D Preferred Shares is exercised, not to exceed 27,085,536 common shares in total (or corresponding alternative consideration, as applicable) (referred to as the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any splits, subdivisions or combinations of the Issuer’s common shares on the same basis as corresponding adjustments to the Share Cap, and shall be increased on a pro rata basis for any additional Series D Preferred Shares that the Issuer may issue in the future.

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem some or all of the Series D Preferred Shares, whether pursuant to its special optional redemption right or its optional redemption right described above, holders of Series D Preferred Shares will not have the right to convert the Series D Preferred Shares called for redemption, and any Series D Preferred Shares called for redemption that have been tendered for conversion will be redeemed on the applicable redemption date instead of converted on the Change of Control Conversion Date.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series D Preferred Shares when the following has occurred:

•    the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in the election of the Issuer’s trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•    following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American

LLC (the “NYSE American”), or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

The “Change of Control Conversion Date” will be a business day that is no less than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series D Preferred Shares.

The “Common Share Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is solely cash, the amount of cash consideration per common share or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash (x) the average of the closing sale prices per common share (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which the Issuer’s common shares are then traded, or (y) the average of the last quoted bid prices for the Issuer’s common shares in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Issuer’s common shares are not then listed for trading on a U.S. securities exchange.

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses) to Issuer:	Approximately $116,220,000 (approximately $133,653,000 if the underwriters exercise their option to purchase additional Series D Preferred Shares in full)

Use of Proceeds:	We expect to use the net proceeds from this offering to redeem all of our outstanding Series A Preferred Shares with an aggregate liquidation preference of approximately $115.0 million and to use any remaining proceeds for general corporate purposes. Pending such application, we may invest the net proceeds in short term investments, some or all of which may not be investment grade rated.

Listing:	NYSE

CUSIP / ISIN:	709102701 / US7091027018

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Jefferies LLC
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
Canaccord Genuity Inc.
Capital One Securities, Inc.
MUFG Securities Americas Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement, a prospectus dated December 22, 2014 and a preliminary prospectus supplement dated September 7, 2017 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.